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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                     INITIAL STATEMENT OF BENEFICIAL
                         OWNERSHIP OF SECURITIES

                                 FORM 3

    Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person

    S, Donald Sussman
    2 American Lane
    Greenwich, Connecticut  06836

2.  Date of Event Requiring Statement (Month/Day/Year)

    7/30/97

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker Trading Symbol

    Repap Enterprises, Inc., RPAPF

5.  Relationship of Reporting Person to Issuer (Check all applicable)

     (1)
       Director
       Officer (give title below)
     X 10% Owner
       Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)

    Common Stock

2.  Amount of Securities Beneficially Owned (Instr. 4)

    53,103,273

3.  Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

    I

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

    Ownership interest in managing member of entity owning Common
    Stock

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

Page 1 of 2
1.  Title of Derivative Security (Instr. 4)

    9% Convertible Debentures

2.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable              Immediate

    Expiration Date               6/30/98

3.  Title and Amount of Securities Underlying Derivative Security
    (Instr. 4)

    Title                         Common Stock
    Amount or Number of Shares    88,000

4.  Conversion or Exercise Price of Derivative Security



5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr. 5)

    I

6.  Nature of Indirect Beneficial Ownership (Instr. 5)

    Ownership interest in managing member of entity owning Common
    Stock

Explanation of Responses: (1) Reporting person may be deemed a director by deputization.

** Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).






      S. Donald Sussman
         **Signature of Reporting Person       Date




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